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Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six Months Ended June 30, 2003, Compared to Six Months Ended June 30, 2002

        Our results of operation for the six months ended June 30, 2003 include the results of UMC for the months of March through June 2003.

Revenues and cost of services and products

        Consolidated revenues for the six months ended June 30, 2003 increased 86.6% to $1,052.1 million from $563.9 million for the six months ended June 30, 2002. This increase was primarily due to the significant growth in our subscribers from 4.4 million as of June 30, 2002 to 11.3 million as of June 30, 2003, of which 1.8 million were added through the acquisition of UMC. UMC's contribution to consolidated net revenues after intercompany eliminations was $129.0 million. The increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area, an increase of mass market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased 24% from $25 per subscriber for the six months ended June 30, 2002 to $19 for the six months ended June 30, 2003.

        For the six months ended June 30, 2003, service revenues increased by $470.3 million, or 90%, to $992.7 million compared to $522.4 million for the six months ended June 30, 2002 due to the growth in the number of our subscribers, as explained above. Connection fees increased by only $3.9 million, or 32.2%, compared to the six months ended June 30, 2002 due to the introduction of tariff plans without connection fees, including our Jeans tariff, and low connection fee tariff plans. Equipment revenues increased by $14.0 million, or 47.8%, for the six months ended June 30, 2003, compared to the six months ended June 30, 2002 due to subscriber growth in the first half of 2003, offset by a decrease in the average selling price of handsets.

        Consolidated cost of services and products for the six months ended June 30, 2003 increased by 62.3% to $197.8 million from $121.9 million for the six months ended June 30, 2002. The increase in costs was primarily attributable to subscriber growth and the inclusion of four months of UMC's results, which added $25.1 million to consolidated cost of services and products after intercompany eliminations.

        Consolidated gross margin was 81.2% for the six months ended June 30, 2003 and 78.4% for the six months ended June 30, 2002 due to the factors discussed above. We believe that this slight increase in our consolidated gross margin is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this slight increase can be explained in part by lower costs of leasing telecommunication lines relative to our increasing revenues as we build out our own fiber-optics network in our license areas.

        MTS OJSC revenues for the six months ended June 30, 2003 increased 43.6% to $654.3 million from $455.5 million for the six months ended June 30, 2002. As a result of our marketing efforts, our subscriber base in the MTS OJSC license areas has increased from 2.4 million as of June 30, 2002 to 5.2 million as of June 30, 2003. The increase in the MTS OJSC subscriber base was partially offset by a decrease in tariffs in the Moscow license area and an increase of mass market subscribers in our subscriber mix.

        MTS OJSC cost of services and products for the six months ended June 30, 2003 increased 37.1% to $139.4 million from $101.7 million for the six months ended June 30, 2002. This was primarily due to the $18.9 million and $11.3 million increases in roaming expenses and cost of equipment, respectively, resulting from an increase in the number of subscribers. Roaming expenses increased to $49.9 million, or 7.6% of segment revenues, in the first half of 2003 from $31.0 million, or 6.8% of segment revenues, in the first half of 2002. Cost of equipment increased to $42.5 million or 6.5% of segment revenues for the six months ended June 30, 2003 from $31.2 million or 6.8% of segment revenues for the six months ended June 30, 2002.

        MTS OJSC gross margin increased 45.5% to $514.9 million in the first half of 2003 from $353.8 million in the first half of 2002. MTS OJSC's gross margin percentage increased to 78.7% in the first half of 2003 from 77.7% in the first half of 2002, which increase is explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

        Russian regions revenues for the six months ended June 30, 2003 increased 151.3% to $310.6 million from $123.6 million for the six months ended June 30, 2002. The growth in revenues resulted from our continued expansion into the regions through organic growth and acquisitions. Our subscriber base in the Russian regions increased from 1.6 million as of June 30, 2002 to 4.1 million as of June 30, 2003.

        Russian regions cost of services and products for the six months ended June 30, 2003 increased 93.9% to $64.0 million from $33.0 million for the six months ended June 30, 2002 due to subscriber growth.

        Russian regions gross margin increased $156.0 million, or 172.2%, from $90.6 million in the first half of 2002 to $246.6 million in the first half of 2003, primarily due to the increase in the number of subscribers. Our gross margin percentage for the Russian regions increased to 79.4% in the first half of 2003 from 73.3% in the first half of 2002 primarily as a result of the increase in revenues from subscriber growth being greater than the growth in costs, due to economies of scale in the Russian regions.

Operating expenses

        Consolidated operating expenses for the six months ended June 30, 2003 increased 84.2% to $168.9 million from $91.7 million for the six months ended June 30, 2002. The increase in operating expenses was largely attributable to subscriber growth and the acquisition of UMC, which contributed $18.1 million to consolidated operating expenses for the six months ended June 30, 2003. For the first half of 2003, we experienced an increase of $24.0 million in salaries and related social contributions for additional personnel and an increase in network repair and maintenance expenses of $14.1 million due to the expansion and aging of our network, as compared to the prior period. Our operating expenses for the six months ended June 30, 2003 also included a $17.4 million provision related to dealer and subscriber fraud. Operating expenses as a percentage of net revenues were, however, relatively stable at 16.1% and 16.3% for the six months ended June 30, 2003 and 2002, respectively.

        MTS OJSC operating expenses for the six months ended June 30, 2003 increased 52.9% to $109.3 million from $71.5 million for the six months ended June 30, 2002. The most significant increases were in the areas of bad debt, related to dealer and subscriber fraud as discussed above ($17.4 million), salaries and related social contributions for additional personnel ($6.5 million) and network repair and maintenance expenses affected by the aging of our network ($7.3 million). Operating expenses as a percentage of segment revenues increased to 16.7% for the six months ended June 30, 2003, compared to 15.7% for the six months ended June 30, 2002 as a result of these factors.

        Russian regions operating expenses for the six months ended June 30, 2003 increased 122.9% to $44.8 million from $20.1 million for the six months ended June 30, 2002 as result of our acquisitions during 2002 and the first half of 2003, and the expansion of the existing regional operations. Operating expenses as a percentage of segment revenues decreased to 14.4% for the six months ended June 30, 2003, compared to 16.3% for the six months ended June 30, 2002, primarily due to the commencement of commercial operations by Telecom XXI, our subsidiary in St. Petersburg, in December 2001 and the consolidation of Kuban GSM in March 2002 and BM-Telecom in May 2002, which have relatively low ratios of operating expenses to revenues, and economies of scale in other Russian regions.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the six months ended June 30, 2003 increased 109.3% to $135.6 million from $64.8 million for the six months ended June 30, 2002. The increase in sales and marketing expenses was largely related to subscriber growth and the acquisition of UMC, which contributed $15.5 million to the consolidated sales and marketing expenses for the six months ended June 30, 2003. The increase related primarily to an increase of $45.4 million in commissions paid to dealers and an increase of $26.8 million in advertising and promotion expenses. The increase in commissions paid to dealers was primarily due to an increase in the volume of sales through dealers, partially offset by a decrease in the amounts payable to dealers for every customer connected to our network. The increase in advertising and promotion expenses related to the launch of the "Jeans" brand in November 2002, increased marketing efforts and a higher cost of television commercials. Sales and marketing expenses as a percentage of net revenues were 12.9% for the six months ended June 30, 2003 as compared to 11.5% for the six months ended June 30, 2002.

        MTS OJSC sales and marketing expenses for the six months ended June 30, 2003 increased 73.9% to $85.9 million from $49.4 million for the six months ended June 30, 2002. Sales and marketing expenses as a percentage of segment revenues increased to 13.1% for the six months ended June 30, 2003 from 10.8% for the six months ended June 30, 2002. This increase in sales and marketing expenses as a percentage of segment revenues can be explained by our strategy of pursuing distinct and separate marketing of our MTS and "Jeans" brand identities. Moreover, MTS OJSC has traditionally incurred the costs of our national television advertising campaign, which costs have experienced significant inflation in the last year. We do not allocate a portion of these television advertising costs to the Russian regions segment even though sales in these regions benefit from this advertising.

        Russian regions sales and marketing expenses for the six months ended June 30, 2003 increased 107.6% to $35.3 million from $17.0 million for the six months ended June 30, 2002, as a result of our acquisitions during 2002 and the first half of 2003 and the expansion of the existing regional operations. Sales and marketing expenses as a percentage of segment revenues decreased to 11.4% for the six months ended June 30, 2003 from 13.8% for the six months ended June 30, 2002. Revenues for the six months ended June 30, 2003 grew faster than sales and marketing expenses for the six months ended June 30, 2002, in part due to certain national television advertising campaigns, the cost of which were charged to MTS OJSC.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of network equipment, telephone numbering capacity, license costs and other intangible assets for the six months ended June 30, 2003 increased 92.7% to $174.8 million from $90.7 million for the six months ended June 30, 2002. Depreciation and amortization expenses as a percentage of net revenues increased to 16.6% for the six months ended June 30, 2003 from 16.1% for the six months ended June 30, 2002. This increase was attributable to the increased asset base resulting from our continuing expansion of our network and acquisitions of regional operations in Russia and the amortization of license costs, acquired customer base and tangible assets of UMC, which contributed $23.9 million to consolidated depreciation and amortization during the first half of 2003.

        MTS OJSC depreciation and amortization for the six months ended June 30, 2003 increased 33.8% to $89.5 million from $66.9 million for the six months ended June 30, 2002 but declined as a percentage of segment revenues to 13.7% from 14.7%. The increased depreciation and amortization costs related to an increase in the continued build out of our network.

        Russian regions depreciation and amortization for the six months ended June 30, 2003 increased 160.1% to $61.9 million from $23.8 million for the six months ended June 30, 2002 and increased as a percentage of segment revenues to 19.9% from 19.2%. The increase in the depreciation and amortization expense is associated with the expansion of our network in St. Petersburg and the north-west of Russia, consolidation of assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban GSM, BM-Telecom and other regional operators.

Operating Income

        Consolidated operating income for the six months ended June 30, 2003 increased 92.5% to $375.0 million, including $46.4 million relating to the inclusion of the results of UMC as from March 1, 2003, from $194.8 million for the six months ended June 30, 2002. Operating income as a percentage of net revenues was at 35.6% for the six months ended June 30, 2003 and 34.6% for the six months ended June 30, 2002.

        MTS OJSC operating income for the six months ended June 30, 2003 increased 38.7% to $230.1 million from $166.0 million for the six months ended June 30, 2002 but declined as a percentage of segment revenues to 35.2% from 36.4%. Our increased operating income primarily resulted from the growth of our subscriber base, but our operating income was adversely affected by higher operating expenses and lower tariffs.

        Russian regions operating income for the six months ended June 30, 2003 increased 251.9% to $104.5 million, or 33.7% of segment revenues, from $29.7 million, or 24.0% of segment revenues, for the six months ended June 30, 2002. The increased operating income in the Russian regions was primarily due to the increased profitability of the St. Petersburg operations for the six months ended June 30, 2003, partially offset by higher depreciation and amortization expenses.

Gain on foreign currency exchange

        Consolidated gain on foreign currency exchange for the six months ended June 30, 2003 was $1.4 million, compared to a $0.7 million loss for the six months ended June 30, 2002. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including the U.S. dollar versus the ruble and the U.S. dollar versus the euro.

Interest expense

        Consolidated interest expense for the six months ended June 30, 2003 increased 106.8% to $42.8 million from $20.7 million for the six months ended June 30, 2002 primarily as the result of interest expense related to our $50 million and $400 million notes issuances in March 2002 and January 2003, respectively.

        MTS OJSC interest expense for the six months ended June 30, 2003 increased 106.4% to $35.5 million from $17.2 million for the six months ended June 30, 2002 as a result of the interest expense related to our $50 million and $400 million notes issuances in March 2002 and January 2003, respectively.

        Russian regions interest expense for the six months ended June 30, 2003 increased 68.6% to $5.9 million from $3.5 million for the six months ended June 30, 2002. This increase related primarily to debt assumed in our acquisition of BM-Telecom in May 2002.

Provision for income taxes

        Consolidated provision for income taxes for the six months ended June 30, 2003 increased 78.5% to $96.4 million from $54.0 million for the six months ended June 30, 2002. The effective tax rate decreased to 28.1% in the first half of 2003 from 30.6% in the first half of 2002 as a result of a lower level of non-deductible expenses for the six months ended June 30, 2003. In addition, the deferred income tax benefit increased $13.7 million to $17.1 million for the six months ended June 30, 2003 from $3.4 million for the six months ended June 30, 2002 as a result of the increase in the amortization of licenses and other intangible assets of the regional operators acquired during 2002 and the first half of 2003.

        MTS OJSC provision for income taxes for the six months ended June 30, 2003 increased 19.1% to $59.3 million from $49.8 million for the six months ended June 30, 2002. The effective tax rate for MTS OJSC decreased to 28.3% for the six months ended June 30, 2003 from 32.4% for the six months ended June 30, 2002 as a result of a lower level of non-deductible expenses.

        Russian regions provision for income taxes for the six months ended June 30, 2003 increased $18.1 million, or 441.5%, to $22.2 million from $4.1 million for the six months ended June 30, 2002. The effective tax rate for the Russian regions was 23.0% for the six months ended June 30, 2003, a significant increase from the effective tax rate for the six months ended June 30, 2002, which was 17.8%. The increase in the tax rate was due to higher taxes we were required to pay as our loss-making regional companies turned profitable.

Minority interest

        Minority interest for the six months ended June 30, 2003 increased by $21.8 million to $36.5 million from $14.7 million for the six months ended June 30, 2002 primarily due to minority shareholders' interest in net income of Kuban GSM of $12.0 million, Telecom-900 of $7.8 million, UMC of $10.8 million and Recom of $5.3 million.

Net income

        Net income for the six months ended June 30, 2003 increased by $101.1 million, or 94.0%, to $208.7 million, compared to $107.6 million for the six months ended June 30, 2002, as a result of the foregoing factors.

Contractual Obligations and Commercial Commitments

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future principal obligations under these contracts due by the periods indicated as of June 30, 2003:

	June 30, 2004	June 30, 2005– June 30, 2006	June 30, 2007– thereafter	Total
	(in thousands)
Contractual Obligations:
Notes payable	$—	$300,000	$400,000	$700,000
Bank loans	126,932	49,600	19,467	195,999
Capital leases	18,367	9,371	273	28,011
Financing derivatives	59,000	—	—	59,000
Service agreements	44,618	7,558	—	52,176
Committed Investments:
Purchases of property, plant and equipment	258,020	67,887	—	325,907

Total	506,937	434,416	419,740	1,361,093

Subsequent to June 30, 2003, we have incurred substantial additional indebtedness. See "—Recent Developments."

Liquidity and Capital Resources

        Historically, we have relied on our operating cash flows to finance most of our capital expenditure needs, including purchases of property, plant and equipment and intangible assets. While cash provided by our operations has steadily increased, our continued network expansion and acquisitions of regional operators has required additional equity and debt financing. In July 2000, we completed our initial public offering on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. In December 2001 and March 2002, we raised approximately $294 million through bond offerings by MTS Finance S.A., our beneficially wholly-owned subsidiary. In January and August 2003, we raised an additional approximately $396 million and $297 million, respectively, through a bond offering by MTS Finance S.A. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities to finance our remaining capital expenditure requirements, future acquisitions of regional operators in Russia and the CIS or to refinance existing debt. Our cash requirement relating to potential acquisitions of regional operators and intangible assets can vary significantly based on market opportunities. Historically, a significant portion of our intangible asset purchases have been related to the installation and build out of our GSM network and expansion into new license areas; however future expenditures may be significantly higher, in particular if licenses relating to new technologies become available. Property, plant and equipment expenditures are generally more predictable and it is likely that most of the funding for these purchases will continue to be funded by operating cash flows. We expect that we will need to make expenditures and devote significant management resources over the next three years in relation to our reporting and internal controls to ensure our compliance with certain provisions of the Sarbanes-Oxley Act of 2002 that will apply to us from the fiscal year ending December 31, 2005 and to enhance our ability to comply with the reporting covenants contained in our Eurobond indentures.

        Our primary shareholders have expressed their intent to vote in favor of annual dividend distributions of not less than the equivalent of 25% of Mobile TeleSystems OJSC's stand-alone net profits (as determined under Russian accounting standards). On June 30, 2003, our shareholders approved cash dividends totaling $111.4 million, which is reflected in our unaudited financial statements for the six months ended June 30, 2003. We generally intend to finance our dividend requirements through operating cash flow, and accordingly, the payment of dividends by us may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions. There can be no assurances that such financing will be available to us on commercially acceptable terms, or at all.

Cash Flows

        A summary of our cash flows follows:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(in thousands)
Liquidity and capital resources data:
Cash flows from operating activities	$190,914	$338,201	$412,772	$107,315	$395,341
Cash flows from financing activities	$298,543	$247,592	$100,817	$65,297	$385,338
Cash flows from investing activities	$(423,349)	$(441,523)	$(697,921)	$(279,671)	$(702,226)
Capital expenditures(1)	$(224,898)	$(441,200)	$(574,272)	$(242,016)	$(383,239)

(1)
We define capital expenditures as cash to acquire property, plant and equipment and intangible assets.

        During 2000, 2001, 2002 and the first half of 2003, our operating activities generated positive cash flows due to the growth of our subscriber base through organic growth and acquisitions. During the same periods our investing activities generated negative cash flows due primarily to increases in capital expenditures in connection with the installation and build out of our network in the Moscow license area and the acquisition of regional operators, including our initial investment in UMC in the first half of 2003, the acquisition of Kuban GSM and other regional operators in 2002 and the acquisition of Telecom XXI, Telecom-900 and other regional operators in 2001. We expect for the foreseeable future to continue to have negative cash flows from investing activities as we continue to expand our network in the Moscow region, into the CIS and into the regions outside of the Moscow license area. In particular, we expect to make significant investments into our operations in Ukraine. We intend to finance our future investments primarily through net cash flows from operations and the incurrence of additional indebtedness. To the extent our shareholders agree to declare dividends constituting a significant proportion of our net profit, as discussed above, our reliance on external sources of financing to fund our capital expenditures and acquisitions may increase. The availability of financing is influenced by many factors including our profitability, operating cash flows, debt levels, contractual restrictions and market conditions.

        For the six months ended June 30, 2003, net cash provided by operating activities was $395.3 million, an increase of 268.4% from the six months ended June 30, 2002. The increase was primarily attributable to cash flows generated from the expansion of our subscriber base through organic growth and through the acquisition of regional operators. Consequently, net income adjusted for non-cash items increased, which was partially offset by increases in working capital. UMC's operations provided $50.8 million net cash for the period from March 1, 2003 to June 30, 2003.

        Net cash used in investing activities was $702.2 million, of which $383.2 million related to the purchase of property, plant and equipment and intangible assets; $238.9 million was used to acquire the 83.7% stake in UMC; $62.9 million was used to acquire 52.7% of the common shares and 50% of the preferred shares of TAIF Telcom; and $17.2 million was used for advances to our affiliates, primarily to our joint venture in Belarus. We financed our acquisitions of UMC and TAIF Telcom primarily from the proceeds of the $400 million 9.75% Eurobond offering in January 2003. Net cash provided by financing activities was $385.3 million, of which net proceeds of $396.1 million was a result of the Eurobond offering in January 2003 referred to above.

        During the year ended December 31, 2002, net cash provided by operating activities was $412.8 million, an increase of 22% from the year ended December 31, 2001. The increase was primarily attributable to an increase in net income, adjusted for non-cash items, offset by a decrease in trade accounts payable, a decrease in income tax payable, and an increase in inventory. Net cash used in investing activities was $697.9 million, of which $502.0 million related to purchases of property, plant and equipment. Net cash provided by financing activities was $100.8 million, of which $50.8 million related to the proceeds from 10.95% notes issued in March 2002 and $52.9 million from loans.

        During 2001, net cash provided by operating activities was $338.2 million, an increase of 77.1% from 2000. The increase is primarily attributable to increases in net income, adjusted for non-cash items, income tax payable and trade accounts payable and a decrease in accounts receivable, offset by increases in receivables from related parties and VAT receivables. Net cash used in investing activities was $441.5 million, of which $396.7 million related to purchases of property, plant and equipment. Net cash provided by financing activities was $247.6 million, which was primarily from the issuance of our notes. This was offset by repayment of certain debt obligations.

        During 2000, net cash provided by operating activities was $190.9 million, an increase of 63.5% from 1999. The increase was primarily attributable to increases in net income, adjusted for non-cash items, offset by a decrease in trade accounts payables and increase in inventory. Net cash used in investing activities was $423.3 million, of which $195.0 million related to purchases of property plant and equipment. Net cash provided by financing activities was $298.5 million. The increase is primarily attributable to proceeds from issuance of capital stock and payments on receivable from Sistema in the amounts of $348.6 million and $27.1 million, respectively, offset by repayment of short-term and long-term loans and dividends paid in the amounts of $62.7 million and $14.4 million, respectively.

Working Capital

        Working capital is defined as current assets less current liabilities. As of the date hereof, we believe our working capital is sufficient for our present requirements. As of June 30, 2003, we had a working capital deficit of $247.9 million compared to a deficit of $65.9 million as of December 31, 2002. The increase in working capital deficit was primarily attributable to the dividends of $111.4 million that were approved by our shareholders on June 30, 2003 but not paid until September 2003, UMC's working capital deficit of $68.5 million, our call options in respect of the remaining 47.3% of common shares and 50% preferred shares of TAIF Telcom, further discussed in Note 2 to our unaudited condensed consolidated financial statement, of $60.0 million, and additional short-term debt issued to finance capital expenditures of approximately $39.6 million, offset by the proceeds of our $400 million Eurobond offering in January 2003, which as of June 30, 2003 had not all been used for capital expenditures and acquisitions. Consequently, cash and cash equivalents increased by $78.9 million to $113.6 million at June 30, 2003. Accrued expenses and other current liabilities increased by $207.3 million to $309.6 million primarily due to the dividends declared, the acquisition of UMC, increased accrued interest, property taxes and subscriber deposits. Subsequent to June 30, 2003, our working capital deficit increased as a result of the issuance of the $300 million Floating Rate Notes in August 2003, and the application of proceeds for the financing of capital expenditures and acquisitions. We also recently incurred $200.0 million in indebtedness, which we intend to refinance shortly.

        As of December 31, 2002, we had a working capital deficit of $65.9 million compared to positive working capital of $168.2 million as of December 31, 2001. Cash and short term investments decreased by $184.9 million and $55.3 million, respectively. The change in working capital was primarily due to the proceeds of our 2001 Eurobond offering being spent to acquire regional operators and for capital expenditures in 2002. VAT receivables increased by $71.8 million in connection with the installation of property, plant and equipment not yet in use.

        As of December 31, 2001, we had positive working capital of $168.2 million compared to $147.2 million as of December 31, 2000. Cash and short-term investments increased by $59.1 million following our $250 million Eurobond issuance in the fourth quarter of 2001, and VAT receivables increased by $64.5 million while the remaining current assets remained consistent. These increases were offset by an increase in accounts payable and accrued liabilities of $81.7 million and an increase in subscriber deposits of $19.1 million while the remaining current liabilities remained relatively consistent between years.

        As of December 31, 2000, we had positive working capital of $147.2 million compared with a working capital deficit of $65.9 million at December 31, 1999. This $213.1 million increase in our working capital from December 31, 1999 is primarily attributable to the increase in cash following the completion of our initial public offering, which provided $170 million of new short-term investments, $50.6 million in new deposits, an increase of $7.0 million in inventory, and decreases of $14.3 million and $3.9 million in short-term debt which was repaid and trade accounts payables, respectively. These positive factors were partially offset by increases of $15.1 million in income tax payable and $21.6 million in subscriber prepayments and deposits, as well as a decrease of $8.9 million in trade receivables.

Short- and Long-term Indebtedness

        As of June 30, 2003, we had indebtedness of approximately $977.3 million, of which $21.8 million were capital lease obligations. The following chart provides a summary of our material indebtedness as of June 30, 2003:

Indebtedness	Currency of denomination	Amount outstanding as of June 30, 2003 (in thousands of U.S. dollars)	Annual interest rate (Actual interest rate at June 30, 2003)
Notes payable	USD	$400,000	9.75%
Notes payable	USD	299,466	10.95%
Financing derivatives	USD	59,965	8%
Dresdner Bank	USD	43,200	LIBOR+1.95%–3.35% (3.09%–4.49%)
Ericsson	USD	27,000	LIBOR+4% (5.14%)
Raiffeisenbank	USD	20,000	LIBOR+2.85% (3.99%)
Deutsche Telekom	USD	15,961	LIBOR+5%–7% (6.14–8.14%)
TDC	USD	13,676	LIBOR+5%–7% (6.14–8.14%)
Citibank	USD	10,000	LIBOR+3.5% (4.64%)
MBRD	USD	6,200	6%
Motorola	USD	4,583	8.23%
KfW	EUR	5,407	LIBOR+0.95–4% (2.09–5.14%)
WestLB International	EUR	4,659	EURIBOR+2% (4.15%)
Ruble denominated debt	RBL	36,891	13.4%–23%
Capital lease obligations	various	21,840	n.a.
Other debt	various	8,422	(7%–15%)

Total:		$977,270

Less current portion		$200,966

Total long-term debt:		$776,304

Trend Information

Sales

        During 2002, our revenues increased by 52.5% from $893.2 million to $1,361.8 million and our subscriber base increased by 66.4% from 3.99 million to 6.64 million. These trends continued for the six months ended June 30, 2003 as compared to the first half of 2002, with our revenues increasing 86.6% from $563.9 million to $1,052.1 million. Our subscriber base increased to 11.3 million subscribers as of June 30, 2003.

        Average monthly service revenue per subscriber in Russia fell from $36 in 2001 to $23 in 2002 due to the introduction of lower tariffs in the Moscow license area and lower tariffs generally in the regions. This trend continued in the first six months of 2003. Average monthly service revenue per subscriber in Russia for the six months ended June 30, 2003 decreased to $19, compared to $25 for the six months ended June 30, 2002. In 2002, more than half of our subscriber growth occurred outside of the Moscow license area. However, as a result of competition generally and the tariff structure in the regions, our average revenue per subscriber in the Russian regions remains lower than in the Moscow license area (though costs are generally lower there, as well). As of June 30, 2003, for the first time, within Russia, we have more subscribers in the Russian regions than in our Moscow license area. We generally expect to see a continued decline in average monthly service revenue per subscriber due to the introduction of lower tariff plans in connection with our marketing efforts.

        UMC has experienced subscriber growth from 1.0 million subscribers at December 31, 2001 to 1.7 million subscribers at December 31, 2002 and to 2.3 million subscribers at September 1, 2003, and we expect this trend to continue, assuming the Ukrainian economy continues to grow. Consistent with the general trends in Russia, we also expect average revenue per subscriber to decrease at UMC. A recently-passed amendment to the Ukrainian telecommunications laws forbids Ukrainian mobile operators, including UMC, from charging subscribers for incoming calls in Ukraine. We have adjusted our tariffs in Ukraine in an effort to offset the loss of incoming call revenue, but the law may nonetheless have an overall negative impact on UMC revenues.

Churn

        Our subscriber churn in Russia increased from 26.8% in 2001 to 33.9% in 2002. Churn in Russia increased to 11.0% for the six months ended June 30, 2003, compared to 7.7% for the six months ended June 30, 2002. We believe that the trend of increasing churn is due to the continued growth of competition and the growing number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. As tariff plans become more affordable and the economic situation in the Russian Federation improves, we expect to see a growing number of mass-market subscribers in our overall subscriber mix. In addition, our churn numbers for the six months ended June 30, 2003 include only limited churn statistics relating to our Jeans tariff plan, as the plan was introduced in November 2002 and subscribers are not counted as "churned" for 182 days.

Capital Expenditures

        We expect that capital expenditures will remain a large portion of our cash outflows in connection with our acquisitions in the regions of Russia and the continued installation and build out of our network. We spent $574.3 million on capital expenditures in 2002 and $383.2 million for the six months ended June 30, 2003, primarily relating to property, plant and equipment and intangible assets for network installation and build out. We expect to invest approximately $700 million in 2003, of which approximately $200 million will be spent in Ukraine, and approximately $750 million in 2004 to develop our networks in Russia and Ukraine, excluding expenditures relating to our unconsolidated equity investments in Belarus.

        These estimates do not include expenditures for acquisitions or any expenditures associated with the development of our network in Belarus. Our actual capital expenditures may vary significantly from our estimates.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than dollars. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate debt. At December 31, 2002, approximately $87.4 million, or 19% of our total indebtedness, including capital leases, was variable interest debt, while $367.1 million, or 81% of our total indebtedness, including capital leases, was fixed rate debt. At June 30, 2003, approximately $139.9 million, or 14.3% of our total indebtedness, including capital leases, was variable interest debt, while $837.4 million, or 85.7% of our total indebtedness, including capital leases, was fixed rate debt. Currently, we do not use derivative financial instruments such as swaps, futures, options or forward rate agreements to manage interest rate risk. However, in connection with the $28.8 million Ericsson loan shown in the table below, we have, under the terms of the Rosico acquisition agreement, received a commitment from Sistema whereby Sistema agrees to fund Rosico for the full and timely repayment of the loan as described above.

        Russian legislation effectively prohibits us from acquiring financial instruments denominated in foreign currencies, which prevents us from economically hedging against interest rate risks that may exist under our current or future indebtedness.

        For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of June 30, 2003.

Contractual Maturity Date as of June 30, 2003

Bank	Currency	2003	2004	2005	2006	Total	Annual interest rate (Actual interest rate at June 30, 2003)
		(amounts in thousands of U.S. dollars)
Dresdner Bank	USD	$11,100	$—	$—	$—	$11,100	LIBOR+1.95% (3.09%)
Dresdner Bank	USD	—	10,000	—	—	10,000	LIBOR+3.35% (4.49%)
Dresdner Bank	USD	20,000	—	—	—	20,000	LIBOR+3.2% (4.34%)
Dresdner Bank	USD	2,100	—	—	—	2,100	LIBOR+3.2% (4.34%)
Raiffeisenbank	USD	20,000	—	—	—	20,000	LIBOR+2.85% (3.99%)
Ericsson	USD	7,650	9,900	9,450	—	27,000	LIBOR+4% (5.14%)
Citibank	USD	10,000	—	—	—	10,000	LIBOR+3.5% (4.64%)
TDC	USD	13,676	—	—	—	13,676	LIBOR+5%–7% (6.14%–8.14%)
Deutsche Telekom	USD	15,961	—	—	—	15,961	LIBOR+5%–7% (6.14%–8.14%)
KfW	EUR	2,923	1,242	1,242	—	5,407	LIBOR+0.95%–4% (2.09%–5.14%)
WestLB	EUR	—	—	—	4,659	4,659	EURIBOR+2% (4.15%)

Total variable debt		$103,410	$21,142	$10,692	$4,659	$139,903

Weighted average interest rate		4.88%	4.83%	5.14%	4.20%	4.87%

        At June 30, 2003, the fair value of our debt approximated its book value.

        In addition to the variable interest indebtedness listed above, on August 5, 2003 we issued $300 million Floating Rate Notes due 2004, bearing interest at LIBOR + 4% (which equaled 5.1% on August 5, 2003), and we also recently incurred $200.0 million in variable interest indebtedness, which we intend to refinance shortly.

Foreign Currency Risk

        The Russian economy has been characterized by high levels of inflation and an unstable currency. Prior to August 17, 1998, the Russian Central Bank sought to maintain the value of the ruble against the U.S. dollar, including, immediately prior to August 17, 1998, at a level between 5.25 and 7.15 rubles per U.S. dollar. On August 17, 1998, due to the burden of short-term debt and the reduction in the Russian Central Bank's reserves, the Russian government and the Russian Central Bank withdrew their support for the falling ruble.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Russian Central Bank.

        These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
1998	20.99	5.96	10.12	20.65
1999	27.00	20.65	24.67	27.00
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
Month ended
January 2003	31.88	31.78
February 2003	31.85	31.55
March 2003	31.60	31.38
April 2003	31.38	31.10
May 2003	31.12	30.62
June 2003	30.76	30.32
July 2003	30.53	30.25
August 2003	30.50	30.28
September 2003	30.70	30.45

Source:
Russian Central Bank.

        Our principal exchange rate risk involves changes in the value of the ruble relative to the U.S. dollar. As a result of inflation and the continued devaluation of the ruble, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported in this document as our functional currency. We have not entered into any significant currency hedging arrangements.

        Substantially all of our capital expenditures, and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a significant portion of this risk, we also denominate our tariffs, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Russian Central Bank on the date of payment.

        If the ruble continues to decline against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

        Our investment in monetary assets denominated in rubles is also subject to risk of loss in U.S. dollar terms. In particular, we are unable economically to hedge the risks associated with our ruble bank or deposit accounts. Generally, as the value of the ruble declines, our net ruble monetary asset position results in currency remeasurement losses.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Any increased tax liability would increase our total expenses.

        We would experience a loss of $9.2 million in the fair value of our ruble-denominated net monetary assets as a result of a hypothetical 10% change in the U.S. dollar to ruble exchange rate at June 30, 2003. We are unable to estimate future loss of earnings as a result of such change.

Inflation

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
1998	84.4%
1999	36.5%
2000	20.2%
2001	18.6%
2002	15.1%

        As noted above, we denominate our tariffs in units linked to the U.S. dollar. While substantially all of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia. When, however, the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble versus the U.S. dollar, as was the case for periods prior to 1998, and in 1999 through June 30, 2003. We would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could materially adversely affect our results of operations.

Recent Developments

Potential Ruble Bond Issuance

        In March 2003, our Board of Directors approved the issuance of ruble-denominated bonds in an amount up to 5 billion rubles (approximately $161 million). We may launch this transaction during 2004, depending on market conditions.

Exercise of TDC Option

        On July 28, 2003, we completed the purchase of a 16.3% stake in UMC from TDC for $91.7 million pursuant to a put and call option agreement. Our purchase of this stake increased our ownership interest in UMC to 100%.

Change in Management

        On August 11, 2003, our board of directors appointed Vassily V. Sidorov as Acting President, effective September 1, 2003, and nominated Mr. Sidorov for the post of President, which will be voted upon at a shareholders' meeting to be held in October 2003. Prior to his appointment as our acting president, Mr. Sidorov served as First Vice President for Finance and Investments at Sistema Telecom. Our former president, Mikhail Smirnov was appointed to the position of general director of the Moscow City Telephone Network (MGTS), a fixed line operator that is majority-owned by Sistema and its affiliates.

        In July 2003, Nikolai N. Tsekhomsky was appointed as our Vice President—Finance/Chief Financial Officer. Mr. Tsekhomsky formerly served as our Financial Director from September 2002 until his appointment as Chief Financial Officer.

Acquisitions from MCT Corporation

        In August 2003, we reached an agreement to acquire, in a series of related transactions, equity interests in five Russian regional mobile phone operators from MCT Corporation for a total of $71 million. We agreed to purchase a 43.7% stake in Uraltel and 100% of Vostok Mobile BV, which holds a 50% stake in Primtelefon. We also agreed to purchase Vostok Mobile South, which holds 50% stakes in Astrakhan Mobile and Volgograd mobile, as well as an 80% stake in Mar Mobile GSM. We also entered into agreements to acquire the remaining 20% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1 million.

        On August 13, 2003, our 100% owned subsidiary, Telecom-900, completed the purchase of the 43.7% and 2.95% stakes in Uraltel. The transaction increased Telecom-900's ownership in Uraltel to 99.85%. On August 26, 2003, we completed the acquisition of Vostok Mobile BV.

Acquisition of Sibchallenge

        In August 2003, we completed the acquisition of a 100% stake in Sibchallenge, a cellular operator in the Krasnoyarsk region, for $45.4 million. Sibchallenge holds licenses to provide GSM 900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia. According to sotovik.ru, an independent market research agency, it had a subscriber base of approximately 130,000 and 40% of the local market share as of June 30, 2003. Krasnoyarsk has a population of approximately three million. Mobile penetration in the region was estimated by sotovik.ru at approximately 11% as of June 30, 2003. As of the date of our acquisition, the company's net debt (borrowings minus cash and cash equivalents) was $9.4 million.

Acquisition of Tomsk Cellular Communications

        In September 2003, we purchased Siberian operator Tomsk Cellular Communications for $47 million. Tomsk Cellular Communications operates a GSM 900/1800 network in eastern Siberia. It had approximately 180,000 subscribers and 80% local market share as of the date of our acquisition according to AC&M-Consulting.

Acquisition of Kubtelesot

        In September 2003, we acquired 100% of Kubtelesot for $107 million. Kubtelesot owns 47.3% of CSJC Kuban GSM, and our purchase of this stake increased our ownership interest in Kuban GSM to 100%.

Additional Indebtedness

        We completed a $300 million Eurobond offering through Mobile TeleSystems Finance S.A. on August 5, 2003. The floating rate notes were issued under an indenture dated August 5, 2003 and mature on August 5, 2004, unless earlier redeemed at our option. Interest on the notes is payable quarterly on November 5, 2003, February 5, 2004, May 5, 2004 and August 5, 2004.

        In September 2003, Mobile Telesystems LLC entered into a loan agreement with ZAO Citibank for $4.5 million with an interest rate of LIBOR + 4.15% This loan matures in September 2004 and is guaranteed by us.

        In September 2003, UMC entered into a $60 million unsecured syndicated credit facility with ING Bank (Eurasia) ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 4.15%. This loan is guaranteed by us and matures on September 12, 2006. The proceeds will be used by UMC to refinance its existing indebtedness. As of September 22, 2003, $48 million was outstanding under this facility.

        UMC is currently negotiating an export credit agency-backed facility with an agency in Germany in the amount of approximately €45 million with an interest rate of EURIBOR + 0.65% to finance significant part of its capital expenditure program in 2003–2004. The facility will be guaranteed by us.

        Mobile Telesystems LLC is currently negotiating an export credit agency-backed credit facility in the amount of approximately $60 million for the purchase of network equipment. The loan will be guaranteed by us.

ING Loan

        On September 23, 2003, we entered into a loan facility agreement with ING Bank (Eurasia) ZAO and ING (Ireland) Limited in the amount of $100 million, to be used to finance our current capital expenditures, which we have fully drawn. Amounts outstanding under this loan facility agreement bear interest at LIBOR + 2.25% per annum. We intend to refinance this loan shortly.

CSFBi Loan

        On September 22, 2003, we entered into a loan facility agreement with Credit Suisse First Boston International in the amount of $100 million, to be used for general corporate purposes, which we have fully drawn. Amounts outstanding under this loan facility agreement bear interest at LIBOR + 2.25% per annum. We intend to refinance this loan shortly.

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Exhibit 99.1